UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

CellStar Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

150925105

(CUSIP Number)

Alan J. Perkins, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150925105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan H. Goldfield

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,720,214

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,720,214

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,214

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Not amended.
Item 2.	Identity and Background
Not amended.
Item 3.	Source and Amount of Funds or Other Consideration
Not amended.
Item 4.	Purpose of Transaction
Item 4 is hereby amended in its entirety to read as follows:
Mr. Goldfield has recently had discussions with Stanford Financial Group Company and its affiliates (“Stanford”) about a possible investment by Stanford in the Company.

On June 17, 2005, the Company announced a proposal to sell up to $50 million of convertible debentures (the “Debentures”), and, on June 16, 2005, the Company signed a letter of intent to sell up to $25 million of the Debentures to Stanford.   Stanford is acting on its own behalf and is not acting as Mr. Goldfield’s financial advisor.  Mr. Goldfield is not aware that the Company has entered into any letter of intent for the sale of the balance of the Debentures.

The Debentures would have a four-year term with a coupon rate of 8% and would be convertible into Common Stock at $4.00 a share.  For each $1,000 of Debentures, the Company would issue warrants to purchase 192 shares of Common Stock exercisable at $0.01 per share, with a five-year term.  The Debentures would be subordinate to the Company’s senior credit facility and 12% senior subordinated notes due January of 2007.

The letter of intent is non-binding, and the final terms of the definitive agreements are contingent upon, among other conditions, the satisfactory results of Stanford’s due diligence investigation of the Company, the prevailing securities market conditions at the time of the closing of the proposed transaction, the election of Mr. Goldfield as the Company’s Chairman of the Board and Chief Executive Officer, the election of three persons named by Mr. Goldfield to serve on the Company’s five-member Board of Directors, and certain agreements between Mr. Goldfield and Stanford.  Stanford would require Mr. Goldfield and one of his affiliates (collectively, the “Pledgors”) to pledge oil and gas properties owned by them as security for the due and timely payment of the Debentures that Stanford purchases (the “Stanford Debentures”).  Stanford and Mr. Goldfield are in the process of negotiating the terms by which the Pledgors will be entitled to share in the benefits that would accrue to Stanford under the terms of the proposed transaction between Stanford and the Company, which would include the assignment by Stanford to the Pledgors of 50% of the warrants granted to Stanford and the payment to the Pledgors of 50% of all amounts realized by Stanford from (a) the sale of any shares of Common Stock into which the Stanford Debentures are converted (the “Debenture Shares”) and (b) the payment of dividends on the Debenture Shares, provided that Stanford is first paid an amount equal to (i) all costs incurred by Stanford related to the sale of the Debenture Shares, plus (ii) the original principal amount of the Stanford Debentures, plus the interest due thereon through the date any of the Stanford Debentures were first converted to Debenture Shares, minus (iii) all payments of principal of and interest on the Stanford Debentures, and all dividends on the Debenture Shares, previously received by Stanford.

In addition, the Company’s senior lenders must agree to enter into an intercreditor agreement that, among other things, waives all non-monetary defaults.  In the event of the subsequent default under the Company’s senior debt, Stanford would have the right to purchase additional Debentures in the amount necessary to provide the funds necessary to cure such default.

Stanford is aware of the on-going review in the Company’s Asia Pacific Region by the Company’s Audit Committee.  It is anticipated that the due diligence examination will commence immediately and that the closing will be held on, or the efforts toward concluding a transaction will terminate by, July 31, 2005.

There can be no assurance that the parties will be successful in negotiating a definitive agreement or consummating the proposed transaction.  The Debentures will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Item 5.	Interest in Securities of the Issuer
Not amended.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the proposed transaction between Stanford and the Company, Stanford would require the Pledgors to pledge oil and gas properties owned by them as security for the due and timely payment of the Stanford Debentures.  Stanford and Mr. Goldfield are in the process of negotiating the terms by which the Pledgors will be entitled to share in the benefits that would accrue to Stanford under the terms of the proposed transaction between Stanford and the Company, which would include the assignment by Stanford to the Pledgors of 50% of the warrants granted to Stanford and the payment to the Pledgors of 50% of all amounts realized by Stanford from (a) the sale of the Debenture Shares and (b) the payment of dividends on the Debenture Shares, provided that Stanford is first paid an amount equal to (i) all costs incurred by Stanford related to the sale of the Debenture Shares, plus (ii) the original principal amount of the Stanford Debentures, plus the interest due thereon through the date any of the Stanford Debentures were first converted to Debenture Shares, minus (iii) all payments of principal of and interest on the Stanford Debentures, and all dividends on the Debenture Shares, previously received by Stanford.  Mr. Goldfield would also execute an agreement, in form and content acceptable to Stanford, to vote the Common Stock owned or controlled by him, in support of the proposed transaction between Stanford and the Company if any stockholder vote is necessary to approve it.

Item 7.	Material to Be Filed as Exhibits
7.1

Letter, dated May 16, 2005, executed by Stanford Financial Group Company (incorporated by reference to Exhibit 7.1 to the Schedule 13D/A dated May 16, 2005, and filed by Alan H. Goldfield with the Securities and Exchange Commission (the “Commission”) on May 26, 2005).

7.2

Press Release, dated June 17, 2005, of CellStar Corporation (incorporated by reference to Exhibit 99.1 to the Form 8-K, dated June 21, 2005, filed by CellStar Corporation with the Commission on June 21, 2005).

7.3	Letter, dated June 15, 2005, executed by Stanford Financial Group Company and Stanford International Bank Ltd. on June 15, 2005, and by CellStar Corporation on June 16, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2005
Date
/s/ Alan H. Goldfield
Signature
Alan H. Goldfield
Name/Title